

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2025

Joseph Hernandez
Chief Executive Officer
Blue Water Acquisition Corp. III
15 E. Putnam Avenue
Suite 363
Greenwich, CT 06830

        Re: Blue Water Acquisition Corp. III
             Amendment No. 2 to Registration Statement on Form S-1
             Filed May 23, 2025
             File No. 333-285075

Dear Joseph Hernandez:

      We have reviewed your amended registration statement and have the following comment.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Part II. Information not required in prospectus
Item 16. Exhibits and Financial Statement Schedules
Exhibit 5.2, page II-2

1.   We note that assumption 2.10 in Exhibit 5.2, assumes the due authorization and execution of all documents. This assumption appears overly broad as it relates to the company. Please have counsel revise the opinion as appropriate to exclude the company from this assumption. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

   Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pamela Long at 202-551-3765 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Andrei Sirabionian, Esq.